388 Greenwich Street

New York, NY 10013

May 9, 2022

VIA EDGAR CORRESPONDENCE

Ms. Michelle Miller

Mr. Dave Irving

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re: Citigroup Inc. (Citigroup)

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-09924

Dear Ms. Miller and Mr. Irving:

Enhancement of Citigroup’s financial statements and disclosures is an objective that we share with the staff (the Staff) of the Securities and Exchange Commission and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated May 2, 2022.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

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Form 10-K for the Fiscal Year Ended December 31, 2021

Country Risk

Russia, page 121

1. We note your disclosures on pages 45 and 121 of your businesses in Russia. Please enhance your disclosures in future filings to address the following matters. If you do not believe the impact is material, explain why.

•	Describe the impact of Russia’s invasion of the Ukraine on your businesses. In addition to the general impact, please also consider any impact from sanctions and export controls, including whether you will need to evaluate any aspects of your businesses for impairment;

•	Disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers;

•	Disclose the risk that the Russian government may nationalize your assets and quantify the potential impact to your financial statements;

•	Address your risk exposure as the paying agent, charged with receiving and processing payments into bondholders' accounts for both Russian corporate and government issued bonds;

•	Disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict; and

•	Describe the extent and nature of the board’s role in overseeing risks related to the conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, and your reputation in connection with operations or halted operations in affected regions.

Response:

The following disclosure was included within Citigroup’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (First Quarter Form 10-Q):

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Managing Global Risk—Other Risks—Country Risk

Russia

Introduction

In Russia, Citi operates through both its ICG and Legacy Franchises segments. In March 2022, Citi announced it had expanded the scope of the previously announced divestiture to include other lines of business beyond its consumer activities. Citi will continue to reduce its operations and exposures in Russia. Citi has ceased soliciting any new business or new clients in Russia. Due to the nature of banking and financial services operations, escalation of the war in Ukraine, the financial and economic sanctions that have been implemented by the U.S., the U.K., the EU and other jurisdictions, the divestiture and other reduction of activities will take time to complete. Citi will continue to manage its existing regulatory commitments and obligations to depositors, as well as support its employees during this period.

Citi continues to monitor the war, sanctions and economic conditions and intends to mitigate its exposures and risks as appropriate. For additional information about Citi’s risks related to its Russia exposures, see “Forward-Looking Statements” below and “Risk Factors—Market-Related Risk,” “—Operational Risks” and “—Other Risks” in Citi’s 2021 Form 10-K.

Impact of Russia’s Invasion of Ukraine on Citi’s Businesses

Russia-related Balance Sheet Exposures

Citi’s domestic operations in Russia are conducted through a subsidiary of Citibank, AO Citibank, which uses the Russian ruble as its functional currency.

The following table summarizes Citi’s exposures related to its Russia operations:

In billions of dollars	March 31, 2022	December 31, 2021	Change 1Q22 vs. 4Q21
Loans	$2.3	$2.9	$(0.6)
Investment securities(1)	0.9	1.5	(0.6)
Net MTM on derivatives/repos(2)	0.4	0.4	—
Total hedges (on loans and CVA)	(0.2)	(0.1)	(0.1)
Unfunded(3)	0.5	0.7	(0.2)
Country risk exposure (included in Top 25 Country Exposures)	$3.9	$5.4	$(1.5)
Cash on deposit and placements(4)	2.6	1.0	1.6
Reverse repurchase agreements	0.6	1.8	(1.2)
Total third-party exposure(5)	$7.1	$8.2	$(1.1)
Additional exposures to Russian counterparties that are not held on the Russian subsidiary	0.8	1.6	(0.8)
Total Russia exposure	$7.9	$9.8	$(1.9)

(1)	Investment securities include debt securities available-for-sale (AFS), recorded at fair market value, primarily local government debt securities. AO Citibank had AFS debt securities losses during the first quarter of 2022 due to yield increases, which were reflected in AOCI, although no credit impairment was recognized on the losses.
(2)	Net mark-to-market on OTC derivatives and securities lending/borrowing transactions (repos). Exposures are shown net of collateral and inclusive of credit valuation adjustments (CVA) and include margin loans.
(3)	Unfunded exposure includes unfunded corporate lending commitments, letters of credit and other contingencies.
(4)	Cash on deposit and placements are primarily with the Central Bank of Russia.
(5)	The majority of AO Citibank’s third-party exposures were funded with domestic deposit liabilities from both ICG and personal banking clients.

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Beginning in January 2022, Citi began actively reducing its operations in Russia and Russia-related exposures, resulting in a $1.9 billion decline in Citi’s Russia-related exposures during the first quarter of 2022. This reduction primarily reflected a decrease in ICG loans in the quarter due to borrower paydowns, limiting extension of new credit and a depreciation in the ruble against the US dollar. The reduction was also driven by a decrease in AFS securities in the quarter, largely driven by sales and mark-to-market losses in AOCI from higher yields and the impact of depreciation of the ruble. The increase in cash and deposits with banks in the quarter was due to Citi’s actions to reduce credit exposures as well as the placement of higher excess client liquidity and higher client deposit balances. Reverse repurchase agreements declined in the quarter due to a wind-down of positions with financial institutions and clearinghouse counterparties. Finally, the decline in the quarter of Citi’s additional exposures to Russian counterparties not held by AO Citibank was also due to Citi’s risk mitigation efforts.

Citi’s resulting net investment in Russia was approximately $0.7 billion as of March 31, 2022 (compared to $1 billion as of December 31, 2021). The majority of Citi’s net investment was hedged for foreign currency depreciation as of March 31, 2022, using forward foreign exchange contracts executed with international peer banks. In addition, Citi is exposed to a currency translation adjustment (CTA) loss of approximately $1.0 billion related to Russia in the event of a loss of control or substantial liquidation of AO Citibank (see “Deconsolidation Risk” below).

1Q22 Earnings Impacts on Citi’s Businesses

Both Citi’s ICG and Legacy Franchises segments were impacted by a broad array of macroeconomic factors, including the effects of the war in Ukraine:

•	ICG Markets revenues declined 2% versus a very strong first quarter in the prior year. Activity levels in Markets benefited from client repositioning and strong risk management, driven by the Federal Reserve Board’s interest rate increases and overall geopolitical and macroeconomic uncertainty. During the quarter, Markets also benefited from significantly higher FX and commodities volatilities and increased spreads.
•	ICG Banking revenues of $1.9 billion decreased 23%, including the gain (loss) on loan hedges, driven by heightened geopolitical uncertainty, including the impact of the war in Ukraine, and overall macroeconomic backdrop, which reduced activity in debt and equity capital markets. Investment banking revenues declined 43%, reflecting a decline in the overall market wallet. Specifically, equity underwriting revenues and debt underwriting revenues decreased by 78% and 27%, respectively, due to weakness in the market wallet across North America, EMEA and Asia, largely due to uncertainty caused by the war in Ukraine, which created a less conducive market backdrop for capital markets origination activities during the quarter.
•	Legacy Franchises revenues of $1.9 billion decreased 14%, largely resulting from the Korea wind-down, as well as muted investment activity in Asia. Revenues in Citi’s Russia consumer business in Asia Consumer decreased 6% year-over-year to $32 million, primarily driven by the impact of sanctions, the cessation of the acquisition of new accounts and a reduction in investment sales.
•	Citigroup cost of credit included a net ACL build of $1.9 billion, consisting of approximately $1 billion related to Citi’s exposures to Russian counterparties and approximately $900 million related to the impact of the war in Ukraine on the broader global macroeconomic environment. Citi’s corporate non-accrual loans increased by approximately $320 million, primarily related to Citi’s ICG exposures in Russia, which Citi believes are adequately reserved for. Approximately 66% of Citi’s overall corporate non-accrual loans were performing at March 31, 2022.

Sanctions and Other Operational Risks

Citi has undertaken significantly more sanctions screening and other requirements as a result of the war in Ukraine, as the U.S., the U.K. and the EU have imposed increasingly extensive sanctions and export controls against Russian-related entities and individuals. This has resulted in increased operational complexity for Citi related to its Russia-related exposures, including delaying payments to counterparties as a result of the need for additional controls. Citi’s Russia-related ACL build in the first quarter of 2022 also reflected specific corporate clients that were sanctioned by various governmental authorities.

Citi continues to comply with all applicable sanction requirements and export controls, including obtaining required sanctions-related licenses. This response has included enhanced operational controls and management oversight to maintain compliance and minimize disruption to client operations.

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Goodwill and Long-Lived Assets

In the first quarter of 2022, Citi completed a goodwill impairment test and recorded a goodwill impairment charge of $535 million to the Asia Consumer reporting unit within Legacy Franchises, due to the re-segmentation and timing of divestitures and unrelated to the war in Ukraine. In the quarter, Citi did not experience any impairments related to the reporting units within ICG based on its latest impairment test. In addition, Citi had approximately $50 million of long-lived assets in Russia that did not experience any impairment. For additional information on goodwill impairment, see Note 15.

Citi’s Planned Sale of Certain Russia Businesses

As discussed above, Citi announced it had expanded the scope of the divestiture of certain activities in Russia beyond the consumer business to include commercial banking. Citi has commenced sale discussions with a number of potential buyers. Any additional financial or economic sanctions that may be implemented by the U.S., the U.K., the EU and any other jurisdictions, as well as any governmental approvals that may be required for any transaction, may cause delays or reduce the certainty of such transaction being concluded. Such delays may be significant.

Deconsolidation Risk

Citi’s continued operations in Russia subject it to various risks, including, among others, foreign currency volatility, including devaluations; business restrictions; sanctions or asset freezes; or other deconsolidation events (for additional information, see “Risk Factors—Other Risks” in Citi’s 2021 Form 10-K). Examples of triggers that may result in deconsolidation of AO Citibank include voluntary or forced sale of ownership or loss of control due to actions of relevant governmental authorities, including expropriation (i.e., the entity becomes subject to the complete control of a government, court, administrator or regulator); revocation of banking license; and loss of ability to elect a board of directors or appoint members of senior management. As of March 31, 2022, Citi continued to consolidate AO Citibank because none of the deconsolidation triggers was met.

In the event of a loss of control or substantial liquidation of AO Citibank, Citi would be required to write off its net investment of approximately $0.7 billion (compared to $1 billion as of December 31, 2021) and recognize a CTA loss of approximately $1.0 billion through earnings. Once recognized in earnings, this CTA loss would be removed from the AOCI component of equity and therefore would have a neutral impact to Citi’s Capital. As discussed above, the majority of Citi’s net investment was hedged for foreign currency depreciation as of March 31, 2022. For information about CTA components of AOCI and related risks, see Note 17.

Citi as Paying Agent for Russian-related Clients

Citi serves as paying agent on bonds issued by various entities in Russia, including both Russian corporate clients and the Russian Ministry of Finance. Citi’s role as paying agent is administrative. In its role as paying agent, Citi acts as an agent of its client, the bond issuer, receiving interest and principal payments from the bond issuer and then making payments to international central securities depositories (e.g., Depository Trust Company, Euroclear, Clearstream). The international central securities depositories (ICSDs) make payments to those participants or account holders (e.g., broker/dealers) that have clients that are investors in the applicable bonds (i.e., bondholders). As a paying agent, Citi generally does not have information about the identity of the bondholders. Citi may be exposed to risks due to its responsibilities for receiving and processing payments on behalf of its clients as a result of sanctions or other governmental requirements and prohibitions. To mitigate operational and sanctions risks, Citi has established policies, procedures and controls for client relationships and payment processing to help ensure compliance with U.S., U.K., EU and other jurisdictions’ sanctions laws.

These processes may require Citi to delay or withhold the processing of payments as a result of sanctions on the bond issuer. Citi is also prevented from making payments to accounts on behalf of bondholders should the ICSDs disclose to Citi the presence of sanctioned bondholders. In both instances, Citi is generally required to segregate, restrict or block the funds until applicable sanctions are lifted or the payment is otherwise authorized under applicable law.

Reputational Risks

Citi has continued its efforts to enhance and protect its reputation with its colleagues, clients, customers, investors, regulators and the public. Citi’s response to the war in Ukraine, including any action or inaction, may have a negative impact on Citi’s reputation with some or all of these parties.

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For example, Citi is exposed to reputational risk as a result of its presence in Russia and association with Russian individuals or entities, whether subject to sanctions or not, including Citi’s inability to support its global clients in Russia as part of its core value proposition, which could adversely affect its broader client relationships and businesses; involvement in transactions or supporting activities involving Russian assets or interests; failure to correctly interpret and apply laws and regulations; perceived misalignment of Citi’s actions to its stated strategy toward Russia; and the reputational impact on Citi’s Russia business from its activity and engagement with Ukraine or with non-Russian clients exiting their Russia businesses. Citi has considered the potential for reputation risk and taken actions to mitigate such risks. Citi established a new Russia Special Review Process with Management’s Reputations Risk Committee with oversight for significant Russia-related reputation risks and completed a number of reputation risk reviews of matters with a Russian nexus.

While Citi announced its intention to divest certain businesses in Russia, Citi will continue to manage those operations during the sale process, which may take significant time to complete. Also, sanctions and sanctions compliance are highly complex and may change over time and result in increased operational risk. Failure to fully comply with relevant sanctions or the application of sanctions where they should not be applied may negatively impact Citi’s reputation. In addition, Citi continues to perform services for, conduct business with, or deal in, non-sanctioned Russian-owned businesses and Russian assets. This has attracted, and will likely continue to attract, negative attention, despite the expansion of the scope of Citi’s divestiture, cessation of new business and client originations, and reduction of other exposures.

Citi’s continued presence or divestiture of businesses in Russia could also increase its susceptibility to cyberattacks that could negatively impact its relationships with clients and customers, harm its reputation, increase its compliance costs and adversely affect its business operations and results of operations. For additional information on operational and cyber risks, see “Risk Factors—Operational Risk” in Citi’s 2021 Form 10-K.

Board’s Role in Overseeing Related Risks

The Citi Board of Directors (Board) and the Board’s Risk Management Committee (RMC) and its other Committees have received and continue to receive regular reports from senior management regarding the war in Ukraine and its impact on Citi’s operations in Russia, Ukraine and elsewhere, as well as the war’s broader geopolitical, macroeconomic and reputational impacts. In addition to receiving regular briefings from management, the full Board has routinely been invited to attend portions of the RMC meetings for discussions related to the war in Ukraine, including with respect to Citi’s risk exposures and stress testing. The reports to the Board and its Committees from senior management who represent the impacted businesses and the EMEA region, Independent Risk Management, Finance, Independent Compliance Risk Management, including those individuals responsible for sanctions compliance, and Human Resources, have included detailed information regarding financial impacts, impacts on capital, cybersecurity, strategic considerations, sanctions compliance, employee assistance and reputational risks, enabling the Board and its Committees to properly exercise their oversight responsibilities. In addition, senior management has also provided updates to Citi’s Executive Management Team and the Board, outside of formal meetings, regarding Citi’s Russia-related risks, including with respect to cybersecurity matters.

Ukraine

Citi has continued to operate in Ukraine throughout the war through its ICG businesses, serving the local subsidiaries of multinationals, along with local financial institutions and the public sector. Citi employs approximately 250 people in Ukraine and their safety is a top priority.

All of Citi’s domestic operations in Ukraine are conducted through a subsidiary of Citibank, which uses the Ukrainian hryvnia as its functional currency. Citi exposures in Ukraine are not significant enough to be included in the “Top 25 Country Exposures” table above. As of March 31, 2022, these exposures amounted to $0.9 billion (compared to $1.2 billion as of December 31, 2021) and were exclusively composed of third-party assets held on the Citi Ukraine subsidiary.

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Consolidated Statement of Cash Flows, page 144

2. Please tell us, and revise future filings, to present purchases of investments, sales of investments, and proceeds from maturities of investments separately between available-for- sale debt securities and held-to-maturity debt securities in accordance with ASC 320-10-45-11. If you had material sales of held-to-maturity securities during the periods presented, please tell us how these securities were appropriately classified as held-to-maturity prior to sale under ASC 320-10-25.

Response:

Beginning with the First Quarter Form 10-Q, Citigroup revised the Consolidated Statement of Cash Flows to present purchases of investments, sales of investments, and proceeds from maturities of investments separately between available for-sale debt securities and held-to-maturity debt securities. Citigroup had no sales of held-to-maturity debt securities during the periods presented.

The following is the Consolidated Statement of Cash Flows included in the First Quarter Form 10-Q:

CONSOLIDATED STATEMENT OF CASH FLOWS	Citigroup Inc. and Subsidiaries
(UNAUDITED)

	Three Months Ended March 31,
In millions of dollars	2022	2021
Cash flows from operating activities of continuing operations
Net income before attribution of noncontrolling interests	$4,323	$7,975
Net income attributable to noncontrolling interests	17	33
Citigroup’s net income	$4,306	$7,942
Loss from discontinued operations, net of taxes	(2)	(2)
Income from continuing operations—excluding noncontrolling interests	$4,308	$7,944
Adjustments to reconcile net income to net cash provided by (used in) operating activities of continuing operations
Net loss on significant disposals(1)	118	—
Depreciation and amortization	1,015	962
Provisions for credit losses on loans and unfunded lending commitments	734	(2,105)
Goodwill impairment	535	—
Realized gains from sales of investments	(80)	(401)
Impairment losses on investments and other assets	90	69
Change in trading account assets	(26,073)	14,405
Change in trading account liabilities	26,530	11,090
Change in brokerage receivables net of brokerage payables	(4,984)	(5,236)
Change in loans HFS	3,223	1,561
Change in other assets	(7,497)	(383)
Change in other liabilities	310	3,047
Other, net	(11,773)	(7,755)
Total adjustments	$(17,852)	$15,254
Net cash provided by (used in) operating activities of continuing operations	$(13,544)	$23,198
Cash flows from investing activities of continuing operations
Change in securities borrowed and purchased under agreements to resell	$(18,122)	$(20,360)
Change in loans	(9,643)	9,933
Proceeds from sales and securitizations of loans	676	323
Available-for-sale debt securities(2):
Purchases of investments	(66,115)	(48,998)
Proceeds from sales of investments	57,084	45,960
Proceeds from maturities of investments	28,333	30,003
Held-to-maturity debt securities(2):
Purchases of investments	(28,406)	(62,067)
Proceeds from maturities of investments	2,775	5,085
Capital expenditures on premises and equipment and capitalized software	(1,229)	(830)
Proceeds from sales of premises and equipment, subsidiaries and affiliates and repossessed assets	15	10
Other, net	109	7
Net cash used in investing activities of continuing operations	$(34,523)	$(40,934)
Cash flows from financing activities of continuing operations
Dividends paid	$(1,286)	$(1,356)
Issuance of preferred stock	—	2,300
Redemption of preferred stock	—	(1,500)

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CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED) (Continued)
	Three Months Ended March 31,
In millions of dollars	2022	2021
Treasury stock acquired	$(2,833)	$(1,481)
Stock tendered for payment of withholding taxes	(330)	(312)
Change in securities loaned and sold under agreements to repurchase	13,209	19,643
Issuance of long-term debt	29,668	15,516
Payments and redemptions of long-term debt	(17,061)	(22,432)
Change in deposits	34,816	20,304
Change in short-term borrowings	2,171	2,573
Net cash provided by financing activities of continuing operations	$58,354	$33,255
Effect of exchange rate changes on cash and due from banks	$(233)	$(452)
Change in cash, due from banks and deposits with banks	10,054	15,067
Cash, due from banks and deposits with banks at beginning of period	262,033	309,615
Cash, due from banks and deposits with banks at end of period	$272,087	$324,682
Cash and due from banks (including segregated cash and other deposits)	$27,768	$26,204
Deposits with banks, net of allowance	244,319	298,478
Cash, due from banks and deposits with banks at end of period	$272,087	$324,682
Supplemental disclosure of cash flow information for continuing operations
Cash paid during the period for income taxes	$631	$950
Cash paid during the period for interest	2,782	1,389
Non-cash investing activities(1)(3)
Decrease in net loans associated with significant disposals reclassified to HFS	$14,970	$—
Decrease in goodwill associated with significant disposals reclassified to HFS	715	—
Transfers to loans HFS (Other assets) from loans	328	636
Non-cash financing activities(1)
Decrease in deposits associated with significant disposals reclassified to HFS	$18,334	$—
Decrease in long-term debt associated with significant disposals reclassified to HFS	28	—

(1)	See Note 2 for further information on significant disposals.
(2)	Citi has revised the Consolidated Statement of Cash Flows to present purchases of investments, sales of investments and proceeds from maturities of investments separately between available-for-sale debt securities and held-to-maturity debt securities. Citi had no sales of held-to-maturity debt securities during the periods presented.
(3)	Operating and finance lease right-of-use assets and lease liabilities represent non-cash investing and financing activities, respectively, and are not included in the non-cash investing activities presented here. See Note 22 for more information and balances as of March 31, 2022.

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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If you have any questions or require additional information, please do not hesitate to contact me at johnbull.okpara@citi.com.

Sincerely,

/s/ Johnbull Okpara

Johnbull Okpara

Controller and Chief Accounting Officer

Citigroup Inc.

cc:	Mark A. L. Mason

Chief Financial Officer

Jane Fraser

Chief Executive Officer

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